October 1, 2019

David Schlanger
Chief Executive Officer
Progyny, Inc.
245 5th Avenue
New York, New York 10016

       Re: Progyny, Inc.
           Registration Statement on Form S-1
           Filed September 27, 2019
           File No. 333-233965

Dear Mr. Schlanger :

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 27, 2019

Exhibits

1. We note the three director nominees disclosed on page 111. Please file the consent of such individuals to be named director. See Rule 438 of Regulation C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 David Schlanger
Progyny, Inc.
October 1, 2019
Page 2

      You may contact Ruairi Regan at 202-551-3269 or Pamela Howell at 202-551-3357 with any questions.



                                                      Sincerely,
FirstName LastNameDavid Schlanger
                                                      Division of Corporation
Finance
Comapany NameProgyny, Inc.
                                                      CF Office of Life
Sciences
October 1, 2019 Page 2
cc:       Alison Haggerty, Esq.
FirstName LastName